NEWS RELEASE

June 25, 2014	Release 07- 2014

WESTERN COPPER AND GOLD ANNOUNCES AGM RESULTS

VANCOUVER, B.C. Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE MKT: WRN) provides the results of the Company’s Annual General Meeting (“AGM”) held in Vancouver, British Columbia on June 24, 2014.

A total of 32,065,057 common shares (representing 34.08% of the votes attached to all outstanding shares as at the record date for the meeting) were represented at the AGM. All of the matters submitted to the shareholders for approval as set out in the Company's notice of meeting and information circular, both dated May 13, 2014, were approved by the requisite majority of votes cast at the AGM.

Shareholders voted in favour of setting the number of directors at five (5) and elected all incumbent directors. The details of the voting results for the election are set out below:

Director	Votes For	% For	Votes Withheld	% Withheld
Dale Corman	24,229,937	99.55%	109,725	0.45%
Robert Byford	21,944,272	90.16%	2,395,390	9.84%
Robert Gayton	21,944,772	90.16%	2,394,690	9.84%
David Williams	21,948,400	90.18%	2,391,262	9.82%
Klaus Zeitler	24,203,522	99.44%	136,140	0.56%

Shareholders also approved the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year at the remuneration to be fixed by the directors.

The Company's report of voting results will be available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml) and on the Company's website.

On behalf of the board,

“Dale Corman”
Dale Corman
Chairman & Chief Executive Officer

For more information, please contact Paul West-Sells, President & Chief Operating Officer or Investor Relations’ Chris Donaldson at 604.684.9497, or by email at info@westerncopperandgold.com.